# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences, Inc., CIK 0001854270
CUSIP: 81726A100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001231517
Persons authorized to receive notices and communications: Bayer HealthCare LLC, 100 Bayer Boulevard, Whippany, New Jersey (NJ), 07981, (862) 404-3000

## Reporting persons
- Bayer HealthCare LLC (CIK 0001231517): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,848; sole dispositive power 0; shared dispositive power 6,142,848; aggregate amount beneficially owned 6,142,848 (19.99% of the class)
  Comment: (1) The amounts reported in rows 8, 10 and 11 herein include the number of shares of common stock, par value $0.0001 per share (the "Common Stock') of Senti Biosciences, Inc., a Delaware corporation (the "Issuer") that would be issuable upon exercise of the Warrant (defined below) in full, and do not give effect to the blocking provisions outlined in the terms of the Warrant (defined below).
  
  (2) Includes 2,980,691 shares of Issuer's Common Stock, underlying the Warrant (defined below) held by Bayer HealthCare LLC that is exercisable within 60 days of the date of this filing and gives effect to the blocking provision outlined in the term of the Warrant (defined below).
- Bayer US Holding LLC (CIK 0001965754): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,848; sole dispositive power 0; shared dispositive power 6,142,848; aggregate amount beneficially owned 6,142,848 (19.99% of the class)
  Comment: (1) The amounts reported in rows 8, 10 and 11 herein include the number of shares of the Issuer's Common Stock that would be issuable upon exercise of the Warrant (defined below) in full, and do not give effect to the blocking provisions outlined in the terms of the Warrant (defined below).
  
  (2) Includes 2,980,691 shares of Issuer's Common Stock, underlying the Warrant (defined below) held by Bayer HealthCare LLC that is exercisable within 60 days of the date of this filing and gives effect to the blocking provision outlined in the term of the Warrant (defined below).
- Sebastian Guth: type of reporting person: individual (IN); citizenship or place of organization: Unknown (XX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,848; sole dispositive power 0; shared dispositive power 6,142,848; aggregate amount beneficially owned 6,142,848 (19.99% of the class)
  Comment: (1) The amounts reported in rows 8, 10 and 11 herein include the number of shares of the Issuer's Common Stock that would be issuable upon exercise of the Warrant (defined below) in full, and do not give effect to the blocking provisions outlined in the terms of the Warrant (defined below).
  
  (2) Includes 2,980,691 shares of Issuer's Common Stock, underlying the Warrant (defined below) held by Bayer HealthCare LLC that is exercisable within 60 days of the date of this filing and gives effect to the blocking provision outlined in the term of the Warrant (defined below).
- Gurumurthy Ramamurthy: type of reporting person: individual (IN); citizenship or place of organization: Unknown (XX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,848; sole dispositive power 0; shared dispositive power 6,142,848; aggregate amount beneficially owned 6,142,848 (19.99% of the class)
  Comment: (1) The amounts reported in rows 8, 10 and 11 herein include the number of shares of the Issuer's Common Stock that would be issuable upon exercise of the Warrant (defined below) in full, and do not give effect to the blocking provisions outlined in the terms of the Warrant (defined below).
  
  (2) Includes 2,980,691 shares of Issuer's Common Stock, underlying the Warrant (defined below) held by Bayer HealthCare LLC that is exercisable within 60 days of the date of this filing and gives effect to the blocking provision outlined in the term of the Warrant (defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Senti Biosciences, Inc.
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080

## Item 2. Identity and Background
Name of person filing: Bayer HealthCare LLC ("BHC"); Bayer US Holding LLC ("BUSH LLC"); Sebsatian Guth ("Guth") and Gurumurthy Ramamurthy ("Ramamurthy", together with Guth, the "Managers of BUSH LLC" and collectively, the Managers of BUSH LLC, along with BHC and BUSH LLC, the "Reporting Persons").
Residence or business address: The business address for the Reporting Persons is 100 Bayer Boulevard, Whippany, New Jersey 07981
Present principal occupation or employment: The principal business of the Reporting Persons is to invest in and assist growth-oriented business.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Reporting Persons are citizens of:

BHC - Delaware

BUSH LLC - Delaware

Guth - Unknown

Ramamurthy - Unknown

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 2, 2024, the Reporting Persons and other unrelated investors entered into a Securities Purchase Agreement with the Issuer (the "Purchase Agreement"), pursuant to which the Reporting Persons purchased (i) 2,222 shares of the Issuer's Series A Preferred Stock (the "Series A") for an aggregate offering price of approximately $5.5 million and (ii) a warrant (the "Warrant") to purchase 3,333,000 shares of Issuer's Common Stock exercisable thereunder (the " Warrant Shares"). The Warrant has an exercise price per share of $2.30. The Warrant is exercisable at any time and from time to time on or after the Stockholder Approval (as defined below) until the five-year anniversary of the Warrant's issue date. BHC may not exercise the Warrant if BHC, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise. BHC may increase or decrease this percentage not in excess of 45.00% by providing at least 61 days' prior notice to the Issuer. Subject to the terms and limitations contained in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the "Certificate of Designation") governing the Series A, the Series A will not become convertible until the Issuer's stockholders approve (i) the issuance of all Common Stock issuable upon conversion of the Series A and (ii) the issuance of the Warrant Shares upon exercise of the Warrant (collectively, the "Stockholder Approval"). On the first trading day following the announcement of the Stockholder Approval, the Issuer may, at its option, cause each share of Series A to automatically convert into such number of shares of Common Stock, at the conversion price of $2.25 per share (the "Conversion Price"), subject to the terms and limitations contained in the Certificate of Designation. Additionally, subject to the terms and limitations in the Certificate of Designation, if the Issuer has not elected to automatically convert the Series A, then at the option of each individual holder of Series A, each share of the Series A held by such holder, not otherwise converted, shall be convertible into the applicable number of shares of Common Stock at the Conversion Price. On March 6, 2025, the Issuer's stockholders approved, among other things, subject to certain conditions, the issuance of the Issuer's outstanding Common Stock in accordance with Nasdaq Listing Rule 5635, upon (i) the conversion of the Series A pursuant to the terms of the Certificate of Designation and (ii) the exercise of Warrants and the underlying Warrant Shares at less than the "minimum price" under Nasdaq Listing Rule 5635(d), and each of (i) and (ii) which may be deemed a "change of control" under Nasdaq Listing Rule 5635(b), including the issuance of equity compensation to one of the Issuer's officers upon conversion of the Series A and the exercise of the Warrants to purchase Warrant Shares at less than market value under Nasdaq Listing Rule 5635(c). On March 10, 2025, following the Stockholder Approval, the Issuer exercised its option to automatically convert each share of Series A into 1,000 shares of Common Stock. Accordingly, BHC owns 2,809,848 shares of the Issuer's Common Stock. Further, BHC also has a right to exercise its Warrant to purchase 3,333,000 Warrant Shares but since the BHC's ownership as of the date of this filing is in excess of the 19.99% beneficial ownership limitation only a portion of the Warrant Shares, 2,980,148, are exercisable as of the date of this filing. The foregoing description is qualified in its entirety by the full text and form of the Certificate of Designation, the Warrant, and the Purchase Agreement, copies of which are filed herewith as Exhibits 7.03, 7.04 and 7.05, respectively. The source of the funds for the purchases by BHC described above was from available cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
Other than as described above, and except that the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers, the Reporting Persons do not have any present plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j) any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
BHC - 19.99%

BUSH LLC - 19.99%

Guth - 19.99%

Ramamurthy - 19.99%

Each Reporting Person disclaims beneficial ownership of the shares other than those shares which such person owns of record. The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on (a) 4,829,457 shares of Common Stock reported by the Issuer to be outstanding as of January 21, 2025, on the Issuer's Definitive Proxy Statement filed with the SEC on January 27, 2025 and (b) 21,157,000 shares of Common Stock issued in connection with the automatic conversion of the Series A sold pursuant to the Purchase Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except for the agreements described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, has effected any transactions in the securities of the Issuer reported herein during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described in this statement, no other person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement

On December 2, 2024, in connection with the execution of the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with certain investors (collectively the "Holders"), including the Reporting Persons, pursuant to which the Issuer has agreed, subject to the terms and conditions of the agreement, to file a registration statement under the Securities Act of 1933, as amended, promptly and, in any event, no later than 120 days after the Closing Date (as defined under the Purchase Agreement) to register the resale of the shares of Common Stock beneficially owned by the Holders, including all shares of Common Stock held by the Reporting Persons, as well as the shares issuable upon exercise of the Warrant held by the Reporting Persons. The Registration Rights Agreement also includes customary provisions, including with respect to the payment of fees and expenses associated with the registration, as well as indemnification provisions. The foregoing description is qualified in its entirety by the full text and form of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 7.06 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 - Joint Filing Agreement by and among the Reporting Persons.

Exhibit 7.02 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 7.03 - Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

Exhibit 7.04 - Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

Exhibit 7.05 - Form of Securities Purchase Agreement, dated December 2, 2024, by and among Senti Biosciences, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

Exhibit 7.06 - Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

## Signatures
- Bayer HealthCare LLC: /s/ Priyal Patel, Priyal Patel, Treasurer (03/17/2025)
- Bayer US Holding LLC: /s/ Priyal Patel, Priyal Patel, Treasurer (03/17/2025)
- Sebastian Guth: /s/ Sebastian Guth, Sebastian Guth (03/17/2025)
- Gurumurthy Ramamurthy: /s/ Gurumurthy Ramamurthy, Gurumurthy Ramamurthy (03/17/2025)